

February 25, 2011

Mr. Gerard G. Gorman
Senior VP, Finance and Business Development,
  and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, New Jersey 07950

> **Re: Immunomedics, Inc.**
> **Form 10-K for the Year Ended June 30, 2010**
> **Filed on August 26, 2010**
> **File No. 000-12104**

Dear Mr. Gorman:

We have reviewed your February 22, 2011 response to our February 11, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Consolidated Balance Sheets, page 47

1. To assist us in evaluating your response to prior comments one through three, please address the following:

    - You state that you intend to recognize the cumulative effect of the correction of the error in your Form 10-Q for the fiscal 2011 third quarter. Please provide us your proposed disclosures.
    - Please include proposed revised disclosures of your noncontrolling interest for your balance sheet similar to your response for the statement of operations. Refer to ASC 810-10-45-16.
    - Refer to your response to comment three. Revise your presentation to clarify if true that the net income per share amount presented is in fact net income per share attributable to your stockholders.

- Please tell us why you present minority interest in your statement of operations for June 30, 2008 given your adoption of ASC 810-10-45 and the retrospective application of the presentation and disclosure requirements of this standard.

- Tell us whether you have performed a re-assessment of your disclosure controls and procedures and concluded that these controls were effective at June 30, 2010 and for each of the interim periods during the 2010 and 2011 fiscal years in light of your identified errors in your presentation for the noncontrolling interest of IBC Pharmaceuticals, Inc.; and

- Tell us whether you have performed a re-assessment of your internal controls over financial reporting and concluded that these controls were effective as of June 30, 2010 in light of your identified errors in your presentation for the noncontrolling interest of IBC Pharmaceuticals, Inc.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant